UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2022

GK Investment Holdings, LLC
(Exact name of issuer as specified in its charter)

Delaware	47-5223490
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200

Barrington, Illinois 60010

(Full mailing address of principal executive offices)

(847) 277-9930

(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of GK Investment Holdings, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans, or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

Item 1. Business

General

Unless the context otherwise requires or indicates, references in this offering circular to “us,” “we,” “our” or “our Company” refer to GK Investment Holdings, LLC, a Delaware limited liability company.

We are focused on acquiring and lending on existing income producing commercial rental properties for the purpose of financing, developing, holding and operating the acquired such properties, and if the need arises, to redevelop the rental properties for an alternative use other than the intended use at the time of acquisition. We expect that most of the acquired assets will be held through wholly owned or majority owned subsidiaries and the assets will be acquired by assuming either existing financing secured by the asset or by borrowing new funds.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on December 23, 2015, which offering statement was qualified by the SEC on September 30, 2016. On September 29, 2017 we filed the First Post-Qualification Amendment to the Offering Statement extending the offering termination date to September 30, 2018 and updated certain other information. The Offering Statement was subsequently requalified by the SEC on October 30, 2017. On September 28, 2018 we filed the Second Post-Qualification Amendment to the Offering Statement extending the offering termination date to September 30, 2019 and updated certain other information. The Offering Statement was subsequently requalified by the SEC on October 19, 2018. Pursuant to the Offering Statement and its subsequent amendments, we offered up to a maximum of $50,000,000 of 7% unsecured bonds, or the Bonds. The purchase price per Bond was $1,000, with a minimum purchase amount of $5,000. The Bonds were offered at a 3-5% volume-weighted discount to the public price for purchases of 20 Bonds or greater. On April 30, 2019, we terminated the offering and as of such date of termination, we had sold $33,421,000 of Bonds. As of December 31, 2021 we had $32,902,000 Bonds outstanding.

On September 15, 2022, but effective September 7, 2022, GK Investment Holdings, LLC, a Delaware limited liability company (the “Company”) entered into a Second Supplemental Indenture, dated September 7, 2022 (the “Second Supplemental Indenture”), by and between the Company and UMB Bank, N.A., as trustee (the “Trustee”). The Second Supplemental Indenture amended certain provisions of the Indenture, dated September 30, 2016 (the “Original Indenture”), as supplemented by the First Supplemental Indenture dated October 17, 2016 (the “First Supplemental Indenture” and together with the Original Indenture and Second Supplemental Indenture, the “Indenture”), by and between the Company and the Trustee. The Second Supplemental Indenture by and between the Company and the Trustee created and authorized for issuance under the Indenture 7%/7.5% Series B Senior Unsecured Bonds due September 30, 2025 (the “New Bonds”) which were subsequently issued following an exchange offer in which holders of the Company’s 7% Series A Senior Unsecured Bonds due September 30, 2022 (the “Old Bonds”) were offered New Bonds in exchange for their Old Bonds, on a one-for-one basis, in a transaction exempt from registration under Section 3(a)(9) of the Securities Act of 1933, as amended (“Exchange Offer”). The Second Supplemental Indenture also adjusted the definition of “Equity-Bond Ratio” to include cash and cash equivalents in the calculation of such ratio. The Second Supplemental Indenture required the consent and approval of holders of at least a majority of the outstanding Old Bonds, which consent the Company sought and received concurrently with the solicitation of the Exchange Offer.

Based on real estate market conditions, including rising interest rates and lingering effects of the pandemic regarding the market demand for retail real estate properties, the Company was unable to find a buyer for the real estate assets it held in time to pay back the Old Bonds set to mature on September 30, 2022 (the “Old Bond Maturity Date”). The Company decided it would be prudent to maintain the real estate assets it held and work to increase their value so that they would be more desirable to a potential buyer. Therefore, the Company undertook the aforementioned Exchange Offer. The Exchange Offer commenced on March 30, 2022, and ultimately required the consent and approval of holders of at least 75% of the outstanding Old Bonds. Holders of approximately 80.10% of the outstanding Old Bonds elected to participate in and approve the Exchange Offer and consented to the Second Supplemental Indenture. The Exchange Offer closed on September 15, 2022.

Each exchanging holder of Old Bonds received a number of New Bonds equal to the number of Old Bonds being exchanged, on a one-for-one basis. The Old Bonds exchanged were canceled as of September 15, 2022. The remaining approximately 20% of Bonds which were not exchanged were paid in full at maturity on September 30, 2022. The funds for the maturity payment were generated from available cash flow from i) a principal reduction and deferred interest payment on the Ridgmar note, and ii) available cash flow from the rental properties from sales as discussed below and from operating cash flow.

As of December 31, 2022 we had $26,221,550 of the New Bonds outstanding.

We are managed by GK Development, Inc., d/b/a GK Real Estate (referred to herein as “GK Real Estate”), a real estate acquisition, development and management company located in Barrington, Illinois, formed in 1994. We benefit from GK Real Estate’s real estate operating and leasing skills, including releasing, redeveloping, renovating, refinancing, repositioning, and selling. As of December 31, 2022 we owned two real properties, had an outstanding loan receivable to an affiliate for $697,899, and had an investment in a land held for redevelopment of $1,652,118 as described below.

Lake Mead Crossing

On November 12, 2015, we acquired, through wholly owned subsidiaries, a commercial rental property located in Henderson, Nevada, known as Lake Mead Crossing, for a total purchase price of $42,065,000, excluding prorations. Upon acquisition, Lake Mead Crossing consisted of multiple buildings aggregating approximately 220,000 square feet of rentable commercial space. Lake Mead Crossing is part of a larger shopping center shadow anchored by a Target consisting of approximately 152,000 square feet. Lake Mead Crossing is owned by two of our subsidiaries, Lake Mead Partners, LLC, or LM Partners, and Lake Mead Development, LLC, or LM Development. Lake Mead Parent, LLC, or LM Parent, which is our wholly-owned subsidiary, is the sole member of LM Partners. Upon acquisition, LM Partners owned a portion of Lake Mead Crossing, consisting of approximately 152,000 square feet of rentable commercial space. Upon acquisition, LM Development owned the other portion of Lake Mead Crossing consisting of approximately 60,000 square feet of rentable commercial space.

Lake Mead Crossing was purchased with the use of mortgage debt and mezzanine debt. LM Partners received mortgage debt of $30,000,000 from Nevada State Bank of which $29,500,000 was funded on the acquisition of Lake Mead Crossing and the unfunded balance of $500,000 was funded into the tenant improvement reserve, to be used to fund leasing commissions and tenant improvements approved by the lender, and LM Development received mortgage debt of $2,700,000 from Barrington Bank & Trust Co., N.A., or Barrington Bank.

 In addition to the mortgage financing, LM Partners and LM Development entered into mezzanine loan agreements with GK Real Estate and GK Secured Income IV, LLC or GKSI IV, an affiliate of GK Real Estate. The mezzanine loan agreement with GKSI IV was in the maximum amount of $10,500,000 at 8% interest, or the GKSI IV Loan, allocated between LM Parents and LM Development, of which $0 was outstanding as of June 30, 2019. We ultimately repaid an aggregate of $13,360,704 on the GKSI IV Loan, including $9,978,483 in principal, $1,889,486 as a yield maintenance fee relative to the prepayment of the GKSI IV Loan, and $1,492,735 in an elective funding of a shortfall return to GKSI IV’s investors. The mezzanine loan agreement with GK Real Estate was in the maximum amount of $2,608,100, or the GK Real Estate Loan I, allocated between LM Partners and LM Development, all of which was repaid as of June 30, 2019.

After the acquisition of Lake Mead Crossing, our Company, through LM Partners, entered into a Purchase and Sale Agreement with Pacific Dental Services, LLC, or PDCS, a former tenant in Lake Mead Crossing, whereby LM Partners agreed to sell to PDCS the building partially occupied by PDCS, containing approximately 7,790 rentable square feet, for $4,000,000, excluding prorations. The sale closed on March 20, 2017 and resulted in a gain of $1,738,882. $2,700,000 of the sale proceeds was used to reduce the outstanding principal balance on the Nevada State Bank note payable and $980,000 of the sales proceeds was used to reduce the outstanding principal balance on the GK Real Estate Loan I.

We used Bond proceeds to repay the remainder of GK Real Estate Loan I in 2017.

On December 6, 2021, the Company, through LM Development, entered into a Purchase and Sale Agreement, to sell a portion of the LM Development rental property. The disposition closed on December 23, 2021 for a gross sales price of $4,000,000. The primary reason for the disposition was to realize the economic benefit of selling a retail building. The sale resulted in a gain of $2,061,292. $950,000 of the sale proceeds was used to reduce the outstanding principal balance on the Barrington Bank note payable.

On January 21, 2022, the Company, through LM Partners, sold a portion of rental property for $4,215,000, paid closing costs of $344,407 and paid down $3,679,210 to Nevada State Bank. The Company received net proceeds from this sale of $191,383. The company realized a gain on disposition of this portion of the property of $2,323,329.

On February 10, 2022, the Company, through LM Partners additionally sold a portion of rental property for $3,700,000, paid closing costs of $307,950 and paid down $3,000,000 to Nevada State Bank. The Company received net proceeds from this sale of $392,050. The company realized a gain on disposition of this portion of the property of $1,849,693.

On April 6, 2022, the Company, through LM Development contributed a portion of the rental property with a fair market value of $2,000,000, to an affiliated entity, Lake Mead Self-Storage, LLC for a corresponding equity ownership in Lake Mead Self-Storage valued at $2,000,000. The Company paid no closing costs and did not pay down any debt to Barrington Bank. The Company received net proceeds from this contribution of $2,000,000. The company realized a gain on disposition of this portion of the property of $1,223,961.

On April 21, 2022 the Company, through LM Development, entered into a 3rd Loan Modification Agreement, which extended the maturity to November 12, 2023, with the option to further extend the maturity date to November 12, 2025, upon certain conditions being met. Under the 3rd Loan Modification Agreement, the interest rate was modified to an annual interest rate of SOFR + 2.75%.

 On August 15, 2022, the Company, through LM Development, entered into a Purchase and Sale Agreement to sell another portion of the rental property. On September 28, 2022, the Company sold this rental property for $2,500,000, paid closing costs of $158,772, contributed to a post-closing escrow of $250,000, and paid down $400,000 with Barrington Bank. The Company received net proceeds from this sale of approximately $1,941,228. The Company realized a gain on disposition of this portion of the Property of $1,776,989.

As of December 31, 2022, the portion of Lake Mead Crossing owned by LM Partners was 99.4% leased and the portion of Lake Mead Crossing owned by LM Development was 59.2% leased.

On June 23, 2022, the Company, through LM Development entered into a Purchase and Sale Agreement, subsequently amended on January 3, 2023, to sell a portion of the rental property. On February 16, 2023, the Company sold this rental property for $740,000, paid closing costs of $49,542 and received net proceeds from this sale of approximately $690,468. The Company realized a gain on disposition of this portion of the Property of $587,406.

LA Fitness Center

On May 31, 2019, our Company formed GK Clearwater LA Fitness LLC, an Illinois limited liability company, or Clearwater LA Fitness, as a wholly-owned subsidiary for the purpose of acquiring a fee interest in certain real property located in a portion of the Clearwater development in Oak Brook, Illinois, or the LA Fitness Center, through a special purpose entity.

On July 9, 2019, Clearwater LA Fitness acquired the LA Fitness Center in Oakbrook, Illinois for approximately $15,203,540, net of prorations. After pro-rations and closing costs, the acquisition was financed using (i) $6,178,383 in cash, and (ii) notes to KeyBank National Association in total principal amount of $8,998,344.

On December 21, 2021, the Company paid down $2,285,697 of the principal. The loan was previously scheduled to mature on July 9, 2022, however, a loan amendment was entered into extending the maturity to October 9, 2023. The interest rate was modified to an annual interest rate of SOFR + 2.50%. The loan is secured by the rental property of Clearwater, and a limited recourse guarantee of an individual related to the Manager. In addition, the loan is subject to certain financial covenant measurements.

Concurrently, on December 21, 2021, Clearwater L.A. Fitness entered into a promissory note agreement with and affiliated company GK Clearwater Retail LLC in the original amount of $2,285,697. The loan bears interest at 9.00%. The note is interest only through maturity of the loan on December 21, 2022.

On April 29, 2022, the Company, through Clearwater, entered into an amended loan agreement with KeyBank, extending the maturity of the loan to October 9, 2023. The interest rate was modified to an annual interest rate of SOFR + 2.50%.

On September 14, 2022, the Company, through Clearwater, entered into an amended loan agreement with GK Clearwater Retail, extending the maturity of the loan to December 31, 2023.

As of December 31, 2022, LA Fitness Center was 100% leased to its single tenant, L.A. Fitness International, LLC.

Ridgmar Loan

The Company has entered into a senior secured participatory mortgage loan (the "Ridgmar Loan") effective July 30, 2021, in favor of GK Preferred Income II (Ridgmar), LLC ("GKPI II") and 1551 Kingsbury Partners SPE, LLC ("Kingsbury" and, together with GKPI II, "Ridgmar"). The Company and Ridgmar are affiliates of one another, and the Ridgmar Loan is a related party transaction. GK Development, Inc. ("GK Real Estate") is the manager of the Company and Ridgmar. The Manager is the sole director and shareholder of GK Real Estate and effectively manages the Company and Ridgmar. The Manager has a direct and material interest in the transaction described above.

Pursuant to the terms of the Ridgmar Loan, the Company initially advanced $3,700,000 to Ridgmar for a term of three (3) months, originally maturing on October 31, 2021. The Ridgmar Loan is collateralized by a senior security interest on the rental property, Ridgmar Mall. On October 15, 2021, the Company was repaid $200,000 from Ridgmar and simultaneously extended the maturity of the Note until November 30, 2021. On December 1, 2021, the Company was repaid $2,500,000 from Ridgmar decreasing the balance of the Note to $1,000,000 and extended the maturity of the Note until December 31, 2021. The note bore interest at 20% per annum, payable 12% monthly and 8% deferred and due upon maturity of the note.

Concurrently with the Loan, GK Investment Property Holdings II, LLC (“GKIPH”) and GK Secured Income V, LLC (“GKSI V”) collectively loaned $4,250,000 subsequently increased to $6,850,000, to Ridgmar on terms substantially similar to the terms of the Ridgmar Loan for an aggregate loan amount of $7,950,000 (the “Aggregate Ridgmar Loan”). On July 30, 2021, the Company entered into an intercreditor agreement (the “Intercreditor Agreement”), dated as of July 30, 2021, by and among the Company, GKIPH and GKSI V (collectively, “the Lenders”) in order to establish and acknowledge the pari passu ranking of the Lenders’ respective loans to Ridgmar and certain other matters. Pursuant to the terms of the Intercreditor Agreement, the Lenders acknowledge that the security interest held by each of the Lenders ranks equally and ratably without priority over one another and that any and all payments under the respective loans as between all Lenders will be paid equally and ratably. The Intercreditor Agreement has been subsequently amended to reflect the changes in the Ridgmar Loan.

Ridgmar acquired Ridgmar Mall as tenants in common in 2013. As a result of the continued decline of retail sales and consumer traffic at regional malls, the value of Ridgmar Mall was subsequently impaired, and ultimately the Ridgmar’s senior secured lender and mezzanine lender (together, the “Prior Lenders”) foreclosed on the property. The Prior Lenders offered Ridgmar a discounted payoff of $7,950,000 to retire the existing debt on Ridgmar Mall, comprised of a $26,600,000 CMBS mortgage loan and a $10,000,000 mezzanine loan. On July 30, 2021, Ridgmar used the proceeds of the Aggregate Loan to fund the discounted payoff paid to the Prior Lenders. Ridgmar intends to repay the Ridgmar Loan and corresponding GKIPH and GKSI V loans with proceeds of a future land and building sale.

The Company, Ridgmar, GKIPH and GKSI V are each affiliates of one another, and the Loan and each of the GKIH and GKSI V loans are related party transactions. GK Development, Inc. (“GK Real Estate”) is the manager of each of the Company, Ridgmar, GKIPH and GKSI V. Mr. Kholamian is the sole director and shareholder of GK Real Estate and effectively manages the Company, Ridgmar, GKIPH and GKSI V. GK Real Estate has a direct and material interest in the transactions described above.

In the case of any event of default under the Loan, the Company will be entitled to an additional five percent (5%) interest on the Loan until such event of default is cured. The Loan is secured by a first priority lien on the Ridgmar’s commercial property, the Ridgmar regional mall (“Ridgmar Mall”) located in Ft. Worth, Texas.

On January 1, 2022, the Company increased the outstanding principal balance of Note by $100,000 and further extended the maturity of the Note until September 30, 2022. The interest rate was reduced to 8% per annum, with principal being repaid based on a 25-year amortization rate.

On September 28, 2022, Ridgmar paid $390,610 of the principal balance of the Note along with $106,756 of deferred interest and simultaneously extended the maturity of the Note until December 31, 2023.

Interest income for the year ended December 31, 2022 is $78,288, which includes $4,808 of interest receivable as of December 31, 2022.

Lake Mead Self-Storage Loan

The Lake Mead Self-Storage Note (the “Note2”) was entered into effective April 6, 2022, in favor of Lake Mead Self-Storage, ( the “Borrower”). Pursuant to the terms of the unsecured Note, the Company initially advanced $254,393 to the Borrower for a term of approximately three years and five months, maturing on September 30, 2025. The Borrower can draw up to $1,950,000 in total loan proceeds during the term. The Borrower drew another $1,503,557 for the total amount drawn and due to the Company of $1,757,950.

The Note bore interest at 8% per annum, payable as 8% deferred and due upon a prepayment of principal or at maturity of the Note.

 In the case of any event of default under the Loan, the Company will be entitled to an additional five percent (5%) interest on the Loan until such event of default is cured.

On September 28, 2022, the Company through LM Development received $291,022 of the principal balance as a reduction of the note receivable from Lake Mead Self-Storage along with $45,416 of deferred accrued interest, which resulted in an ending balance due to the Company of $1,652,118. Lake Mead Self-Storage then assigned its obligation to the Company to a related party, LMSS Developer, LLC (“LMSS Developer”). The Company then converted the note to a preferred equity position in LMSS Developer. As a result of the conversion to the preferred equity position, the Company now owns 45.24% of LMSS Developer.

Interest income for the year ended December 31, 2022 is $133,382.

Financial Summary

For the year ended December 31, 2022, we had revenue of $4,601,518, consolidated net income before depreciation, amortization of $6,042,842 and consolidated net income of $4,300,427.

For the year ended December 31, 2021, we had revenue of $5,460,370, consolidated net income before depreciation, amortization of $1,008,352 and a consolidated net loss of $749,568.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results

We operate on a calendar year. Set forth below is a discussion of our operating results for 2022, from January 1, 2022 to December 31, 2022.

As of December 31, 2022, we had the following four assets, (i) a commercial rental property located in Henderson, Nevada, known as Lake Mead Crossing, which consists of multiple buildings aggregating approximately 183,153 square feet of rentable commercial space, (ii) a commercial rental property located in Oakbrook, Illinois, consisting of approximately 49,440 square feet of rentable commercial space, known as LA Fitness, (iii) the Ridgmar Loan, and (iv) an investment in LMSS Developer for land held for redevelopment into a self-storage facility.

Lake Mead Crossing was purchased on November 12, 2015 and GK Real Estate assumed management responsibilities on May 1, 2016. LA Fitness Center was purchased on July 9, 2019 and GK Real Estate assumed management responsibilities on that acquisition date. The Ridgmar Loan was entered into as of June 30, 2021. The investment in LMSS Developer occurred on September 28, 2022.

 For the year ended December 31, 2022, our total revenues from operations amounted to $4,601,518. Operating costs for the same period, including depreciation and amortization of $1,742,415 but excluding interest expense of $4,538,074, amounted to $3,452,800. This resulted in operating income of $1,148,718. Net income for the year amounted to $4,300,427 after taking into account depreciation and amortization of $1,742,415, interest expense of $4,538,074, the gain on the disposition of rental properties and land at Lake Mead Crossing of $7,173,972, interest income from the Ridgmar and Lake Mead Self Storage Loans of $215,594 and miscellaneous income of $300,217.

For the year ended December 31, 2021, our total revenues from property operations amounted to $5,460,370. Operating costs for the same period, including depreciation and amortization of $1,757,920 but excluding interest expense of $4,803,003, amounted to $3,894,899. This resulted in operating income of $1,565,471. Net loss for the year amounted to $749,568 after taking into account depreciation and amortization of $1,757,920, interest expense of $4,803,003, interest income from the Ridgmar Loan of $301,895, the gain on the disposition of a portion of LM Development of $2,061,292 and miscellaneous income of $124,777.

Liquidity and Capital Resources

As of December 31, 2022, we had cash on hand of $1,357,639 and restricted cash (funded reserves) of $1,476,610. The funded reserves are comprised of (i) tenant improvement reserves of $543,011, which is required as a condition precedent of the mortgage loans payable, (ii) bond cash coverage reserve of $683,599 held at UMB Bank, as trustee of the Bonds, as a requirement of the Indenture, and (iii) a holdback reserve of $250,000 from a sale of a portion of Lake Mead Crossings to be disbursed upon certain development conditions being met.

In our offering of a maximum of $50,000,000 of Bonds, purchase price per Bond was $1,000. The Bonds, which bore interest at a fixed rate of 7% per annum, matured on September 30, 2022.

Our short- and long-term liquidity requirements primarily consist of operating expenses, capital expenditures and the repayment of debt, including our new Bonds maturing on September 30, 2025. We conducted the Exchange Offering to our Bondholders to replace the Bonds with the New Bonds, resulting in an extension of the maturity date for three years and an increase in the interest rate on our New Bonds to 7.5%, beginning October 1, 2022.

On September 30, 2022 we used $6,680,450 to repay those Old Bonds that did not participate in the Exchange Offer. The funds for the maturity payment were generated from available cash flow from i) a principal reduction and deferred interest payment on the Ridgmar note, and ii) available cash flow from the rental properties from sales as discussed above and from operating cash flow. As of December 31, 2022, $26,221,550 of New Bonds remain outstanding.

Trend Information

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. Government responses to the global pandemic adversely affected retail real estate in the United States. The impact of the outbreak continues to evolve, with new variants and potential government responses presenting material uncertainty and risk with respect to our future financial results. Further disruptions in the retail real estate markets, including with respect to leasing, financing, refinancing and disposing of such properties may have material adverse effects on our performance and ultimately our ability to repay the New Bonds.

The recent rise in interest rates, resulting at least in part from measures taken to combat inflation, has adversely affected our ability to dispose of our retail real properties, and may continue to do so in the future. It is currently expected that interest rates will maintain their current heightened level or continue to increase in the near term.

Item 3. Directors and Officers

The following table sets forth information on the directors and executive officers of GK Real Estate. Our company is managed by GK Real Estate, its sole manager. Consequently, our company does not have its own separate directors or executive officers.

Name	Age	Position with our Company	Director/Officer Since
Garo Kholamian	65	President and Sole Director	1995
Sherry Mast	56	Principal – Asset Management	1997
Gregory C. Kveton	67	Principal – Development	2002
Susan Dewar	65	Senior Vice President – Acquisitions	2004
Melissa Pielet	58	Principal – Finance	2013

Executive Officers

Set forth below is biographical information for GK Real Estate’s executive officers.

Garo Kholamian, age 65, is the President, sole Director, and sole shareholder of GK Real Estate. Since the formation of GK Real Estate in 1994, Mr. Kholamian and his affiliates have acquired and developed over 120 million square feet of commercial property including apartments, office, and commercial rental. Prior to forming GK Real Estate, Mr. Kholamian was Senior Vice President of Development for Homart Development Co., the real estate development arm of Sears Roebuck, specializing in regional shopping malls, power centers and office buildings. At Homart, Mr. Kholamian was responsible for site selection, negotiation and project development and management of Homart’s community shopping centers, including over 2.2 million square feet of commercial rental space in the Midwest and Florida. Before managing the development of these centers, Mr. Kholamian assisted in the development of 1.5 million square feet of regional malls and 1.1 million square feet of office space throughout the U.S. for Homart. Mr. Kholamian received his Master’s Degree in Business Management from Loyola University of Chicago in 1985 and his Bachelor’s Degree in Architecture from the Illinois Institute of Technology in 1981. He is a member of the International Council of Shopping Centers and a licensed real estate broker in Illinois.

Sherry Mast, age 56, is the Principal – Asset Management at GK Real Estate. Ms. Mast joined GK Real Estate in 1997 and, prior to taking over asset management, established leasing, property management and financial procedures and systems for GK Real Estate. Ms. Mast is responsible for asset managing the company’s entire portfolio and also manages the day-to-day leasing activity, including outside broker relationships. Prior to joining GK Real Estate, Ms. Mast was Marketing Manager for Karp’s, a nationally recognized bakery supply company. There she was responsible for new product development, creating bakery supply solutions for national retailers. From joining that company in 1992, Ms. Mast was involved in the creation of new products and worked closely with national clients, including Starbucks Coffee, Wal-Mart, Dominick’s Finer Foods, and American Superstores. Prior to joining Karp’s, Ms. Mast was Quality Assurance Associate for Hyatt Hotel Corporation from 1989 through 1992. There she assisted in improving customer relations and maintaining Hyatt’s industry-leading service standards. Ms. Mast received her Bachelor’s Degree in Corporate Communications from Northern Illinois University. She is a member of the International Council of Shopping Centers and is a registered real estate salesperson in Illinois.

Gregory C. Kveton, age 67, is the Principal - Development at GK Real Estate. He joined GK Real Estate in 2002 to spearhead GK Real Estate’s ground-up development team by identifying opportunities in emerging growth markets. He also directs new development and ongoing capital construction. During his tenure, GK Real Estate has specialized in projects that deliver steady, increasing value for GK Real Estate’s investors, tenants, and community. Previously, Mr. Kveton was Senior Vice President - Operations with fiscal and operation responsibility for GK Real Estate’s portfolio. Before he joined GK Real Estate, he was Vice President of Asset Management in the commercial rental group of Lend Lease Real Estate Investments, where he was responsible for project oversight for power center development in the western United States. At Homart Development Company, the real estate development arm of Sears Roebuck, Mr. Kveton was National Director of the Community Centers group, where he oversaw asset and property management for the company’s power and community centers portfolio. Mr. Kveton graduated from Iowa State University with a Bachelor of Science Degree in Business Administration. He holds both the Certified Shopping Center Manager and Certified Retail Property Executive designations from the International Council of Shopping Centers (ICSC).

Susan Dewar, age 65, is the Senior Vice President – Acquisitions at GK Real Estate. Susan joined GK Real Estate in 2004, enriching the team with her extensive background in commercial, office and industrial real estate. Susan is responsible for reviewing and assessing each potential acquisition for GK Real Estate. She has been actively involved in the acquisition and financing of several regional malls, including a portfolio of four malls totaling more than 1.74 million square feet. She was previously involved in obtaining financing for several of GK Real Estate’s properties and maintains a presence in both the local and national banking communities. Previously, Susan was Vice President of Real Estate for the Elmer J. Krauss Organization, at the time, the largest industrial real estate owner in the State of Florida. While with Krauss, she oversaw more than thirty acquisition/disposition transactions in a 3-year period, including all due diligence and financing. In addition, she was responsible for all property and asset management for the entire portfolio. Susan attended the University of Houston, focusing on Business and Real Estate, and is a licensed real estate broker in the State of Florida. She is a member of the International Council of Shopping Centers (ICSC), a Certified Property Manager, and a 20-year member of the Institute of Real Estate Management.

Melissa Pielet, age 58, is the Principal - Finance at GK Real Estate. Melissa arranges financing for all of GK Real Estate’s acquisitions and developments. She procures first mortgage debt, mezzanine debt and preferred equity for GK Real Estate’s portfolio. This includes construction loans, bridge loans and permanent loans. She is also responsible for ongoing communication with lenders on all GK-owned assets. Before joining the GK Real Estate team, Melissa was a Principal and Executive Vice President of finance for 26 years with HSA Commercial. There she was responsible for financing the development and acquisition of over 67 million square feet of real estate with a market value of over $2.5 billion. This included industrial, commercial, office, medical office, senior living, hotels, and vacant land. During her tenure at HSA, Melissa oversaw communication with lenders for all ongoing needs related to HSA Commercial’s 16 million square feet of owned assets, including negotiation various loan restructures to benefit ownership. She also arranged financing for various third-party borrowers, including all of GK Real Estate’s acquisitions and developments. Melissa attended the University of Wisconsin, studying real estate and marketing. She is a member of the International Council of Shopping Centers (ICSC) and is licensed as a real estate broker in the state of Illinois.

Director and Executive Compensation

Our Company does not have directors and executive officers. It is operated by the sole manager, GK Real Estate. Garo Kholamian is the sole shareholder and director of GK Real Estate. We will not reimburse GK Real Estate for any portion of the salaries and benefits to be paid to its directors and executive officers.

Item 4. Security Ownership of Management and Certain Security Holders

The table below sets forth, as of December 31, 2022, certain information regarding the beneficial ownership of our outstanding Units for (1) each person who is expected to be the beneficial owner of 10% or more of our outstanding Units and (2) each of our named executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding Units. Each person named in the table has sole voting and investment power with respect to all of the Class A Units shown as beneficially owned by such person. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Interest Acquirable	Percent of Class
Class A Units	Garo Kholamian(1) 257 East Main Street, Suite 200 Barrington, IL 60010	100% Class A Membership Interest	N/A	100%

Class A Units	Directors and Executive Officers 257 East Main Street, Suite 200 Barrington, IL 60010	100% Class A Membership Interest	N/A	100%

_______

(1) Held by Garo Kholamian individually.

Item 5. Interest of Management and Others in Certain Transaction

Lake Mead Crossing is managed by GK Real Estate under management agreements that provide for property management fees equal to 3% of gross monthly revenue collected. Clearwater LA Fitness is managed by GK Real Estate under management agreements that provide for property management fees equal to 5% of gross monthly revenue collected. GK Real Estate received a disposition fee of $80,000 related to the sale of a real property asset in 2021 and received disposition fees of $208,300 related to sales of portions of the Lake Mead Crossings real property during 2022.

The Company has made the Ridgmar Loan to a related party as described above. The Company has made an Investment in LMSS developer for the redevelopment of land into a self-storage facility. LMSS Developer is a related party as described above.

With respect to our manager, GK Real Estate, compensatory amounts incurred in calendar year end 2022 and 2021 consisted of the following:

	2022	2021
Management fees (3% or 5% of gross collections)	$194,368	$197,630
Disposition Fee (2% of the sale price)	208,300	80,000
Leasing commissions - capitalized	167,166	77,824
Reimbursed expenses	104,087	87,583
	$673,921	$443,037

Item 6. Other Information

None.

Item 7. Financial Statements

GK Investment Holdings, LLC

(a Delaware limited liability company)

Consolidated Financial Statements

December 31, 2022 and 2021

GK Investment Holdings, LLC

Table of Contents

December 31, 2022 and 2021

GK Investment Holdings, LLC

Report of Independent Registered Public Accounting Firm

To the Members

GK Investment Holdings, LLC

Barrington, Illinois

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of GK Investment Holdings, LLC and Subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, members’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

.

/s/ Cherry Bekaert LLP

We have served as the Company’s auditor since 2019.

Richmond, Virginia

May 1, 2023

GK Investment Holdings, LLC

Consolidated Balance Sheets

December 31, 2022 and 2021

	2022	2021
ASSETS
Rental properties	$49,124,401	$50,744,248
Less: Accumulated depreciation	6,986,774	5,849,403
	42,137,627	44,894,845

Assets held for sale	103,062	3,082,025
Cash	1,357,639	5,787,280
Accounts receivable - tenants, net	344,546	501,807
Accrued interest receivable	4,808	152,089
Deferred rent receivable	106,238	202,029
Deferred leasing costs - net	448,906	457,707
Lease intangibles - net	972,406	1,451,536
Restricted cash - funded reserves	1,476,610	694,189
Note receivable	697,899	1,000,000
Investment in real estate	1,652,118	-
Other assets	72,052	55,468

Total assets	$49,373,911	$58,278,975

LIABILITIES AND MEMBERS' DEFICIT

LIABILITIES
Notes payable - net	$26,746,921	$27,292,175
Bonds payable - net	26,161,583	31,996,535
Liabilities associated with assets held for sale	-	6,641,327
Lease intangibles - net	585,749	713,400
Accrued interest payable	198,932	173,814
Other accrued liabilities	166,523	157,340
Other liabilities	156,251	246,859

Total liabilities	54,015,959	67,221,450

MEMBERS' DEFICIT
Members' deficit	(4,642,048)	(8,942,475)

Total liabilities and members' deficit	$49,373,911	$58,278,975

See Notes to Consolidated Financial Statements

GK Investment Holdings, LLC

Consolidated Statements of Operations

Years Ended December 31, 2022 and 2021

	2022	2021
Revenues	$4,601,518	$5,460,370

Operating Expenses
Operating expenses	864,635	767,245
Insurance	152,564	130,238
Management fees	194,009	197,630
Professional fees	144,087	189,337
Real estate taxes	355,090	343,570
Depreciation and amortization	1,742,415	1,757,920
Bad debt expense	-	508,959
	3,452,800	3,894,899

Operating Income	1,148,718	1,565,471

Other Income and (Expense)
Interest expense	(4,538,074)	(4,803,003)
Interest income	215,594	301,895
Gain on disposition of rental property	7,173,972	2,061,292
Miscellaneous income	300,217	124,777
	3,151,709	(2,315,039)

Consolidated Net Income (Loss)	$4,300,427	$(749,568)

See Notes to Consolidated Financial Statements

GK Investment Holdings, LLC

Consolidated Statements of Members' Deficit

Years Ended December 31, 2022 and 2021

	2022	2021
Balance - Beginning of Year	$(8,942,475)	$(8,192,907)

Consolidated Net Income (Loss)	4,300,427	(749,568)

Balance - End of Year	$(4,642,048)	$(8,942,475)

See Notes to Consolidated Financial Statements

GK Investment Holdings, LLC

Consolidated Statements of Cash Flows

Years Ended December 31, 2022 and 2021

	2022	2021
Cash Flows from Operating Activities

Consolidated Net Income (Loss)	$4,300,427	$(749,568)
Adjustments to reconcile consolidated net loss to net cash flows from operating activities:
Depreciation and amortization	1,742,415	1,757,920
Amortization of above-market leases	102,741	89,340
Accretion of below-market leases	(127,651)	(138,131)
Deferred rent receivable (straight-line rent adjustment)	95,791	(29,623)
Bad debt expense	-	508,959
Amortization of debt issuance costs	144,375	213,996
Amortization of bond issuance costs and bond discount	910,917	1,013,917
Gain on disposition of rental property	(7,173,972)	(2,061,292)
Gain on early termination of lease	-	(42,633)
Changes in:
Accounts receivable - tenants	157,261	(137,559)
Accrued interest receivable	147,281	(152,089)
Other assets	(16,584)	(16,569)
Accrued interest payable	25,118	5,900
Other accrued liabilities	9,183	(243,534)
Other liabilities	(90,608)	84,938
Net cash flows from operating activities	226,694	103,972

Cash Flows from Investing Activities
Additions to rental properties	(38,104)	(290,800)
Issuance of note receivable	(100,000)	(3,700,000)
Repayment of note receivable	402,101	2,700,000
Net proceeds from sale of rental property	11,603,871	3,696,574
Purchase of investments in real estate	(1,497,792)	-
Payments of deferred leasing commissions	(167,165)	(171,484)
Net cash flows from investing activities	10,202,911	2,234,290

See Notes to Consolidated Financial Statements

GK Investment Holdings, LLC

Consolidated Statements of Cash Flows

Years Ended December 31, 2022 and 2021

	(Continued)	(Continued)
	2022	2021
Cash Flows from Financing Activities
Proceeds from notes payable	$500,000	$3,285,699
Payments of notes payable	(7,810,342)	(4,502,349)
Payments of debt issuance costs	(86,033)	(59,723)
Redemption of bonds payable	(6,680,450)	(105,000)

Net cash flows from financing activities	(14,076,825)	(1,381,373)

Net (decrease) Increase in Cash and restricted cash	(3,647,220)	956,889

Cash and restricted cash - Beginning of year	6,481,469	5,524,580

Cash and restricted cash - End of year	$2,834,249	$6,481,469

Classification of Cash and Restricted Cash
Cash	$1,357,639	$5,787,280
Restricted cash - funded reserves	1,476,610	694,189
Total Cash and restricted cash	$2,834,249	$6,481,469

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Reclassification of rental properties to assets held for sale	$103,062	$3,082,025
Investment in real estate	$154,236	$-

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$3,457,664	$3,569,190

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies

Description of Business - On September 14, 2015, GK Investment Holdings, LLC (“GKIH” and/or the “Company”), a Delaware limited liability company was formed with the intent to acquire and lend on existing income producing commercial rental properties for the purpose of financing, holding and operating such properties, and if the need arises, to redevelop the rental properties for an alternative use other than intended when originally acquired. However, GKIH is permitted to transact in any lawful business in addition to that stated above. GKIH anticipates funding acquisitions in part, by offering to investors the opportunity to purchase up to a maximum of $50,000,000 of Bonds of which $26,221,550 and $32,902,000 were sold and outstanding as of December 31, 2022 and 2021, respectively (Note 7). The Bonds are unsecured indebtedness of GKIH.

The Company has two classes of units, Class A Units and Class B Units. Fourteen individuals, or the Class A Members, hold all the Class A Units. Four entities, or the Class B Members, hold all the Class B Units. Currently, Class A Units and Class B Units each constitute 50% of the outstanding membership units and voting power, respectively, each a Membership Interest. The members of GKIH have limited liability. Pursuant to the terms of the Limited Liability Company Operating Agreement (the “Agreement”), the Company will exist in perpetuity unless terminated as defined in the Agreement. The Company is managed by GK Development, Inc. (the “Manager” and “Sponsor of the bonds”), an affiliate of one of the members of GKIH.

On October 22, 2015, Lake Mead Parent, LLC (“LM Parent”) and Lake Mead Development, LLC (“LM Development”), both Delaware limited liability companies were formed and on October 22, 2015, Lake Mead Partners, LLC (“LM Partners”), a Delaware limited liability company was formed and 100% of LM Partners is owned by LM Parent. On October 21, 2016, 2700 Ygnacio Partners, LLC (“Ygnacio”), a Delaware limited liability company was formed. On May 31, 2019, GK Clearwater LA Fitness, LLC (“Clearwater”), an Illinois limited liability company was formed. LM Parent, LM Development, Ygnacio and Clearwater are 100% owned by GKIH.

The Company’s wholly owned subsidiaries as of December 31, 2022, are as follows:

LM Parent – 100% owned by GKIH; owns 100% of LM Partners;

LM Development – 100% owned by GKIH;

Clearwater – 100% owned by GKIH

LM Partners and LM Development were formed to acquire, own, and operate a retail power center known as Lake Mead Crossing, located in Henderson, Nevada ("Lake Mead Crossings"). Lake Mead Crossings was purchased on November 12, 2015. Prior to the purchase of Lake Mead Crossings, GKIH had no activity. On multiple dates in 2022, the Company sold various portions of the LM Partners and Development rental property, see Footnote 10.

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Ygnacio was formed to acquire a three-story Class A office building located at the corner of North Via Monte and Ygnacio Road in Walnut Creek, California. Ygnacio was purchased on January 30, 2017 (and subsequently sold July 24, 2020).

Clearwater was formed to acquire a two-story retail building located in Oak Brook, Illinois. Clearwater was purchased on July 9, 2019. Collectively, the real estate owned by these entities are referred to as the “Rental Properties”.

The Company has also entered into a note receivable agreement (the “Note”) effective July 30, 2021, in favor of GK Preferred Income II (Ridgmar), LLC (“GKPI II”) and 1551 Kingsbury Partners SPE, LLC (“Kingsbury” and, together with GKPI II, the “Borrowers”). Pursuant to the terms of the Note, the Company initially advanced $3,700,000 to the Borrowers for a term of three (3) months, maturing on October 31, 2021. The Note is collateralized by a senior secured participatory mortgage loan on the rental property, Ridgmar Mall. On October 15, 2021, the Borrowers paid $200,000 of the principal balance of the Note and simultaneously extended the maturity of the Note until November 30, 2021. On December 1, 2021, the Borrowers paid $2,500,000 of the principal balance leaving a remaining unpaid principal of $1,000,000 and extended the maturity of the Note until December 31, 2021. On January 1, 2022, the Company increased the outstanding principal balance of the Note by $100,000 and further extended the maturity of the Note until September 30, 2022. On September 28, 2022, the Borrowers paid $390,610 of the principal balance of the Note along with $106,756 of deferred interest and simultaneously extended the maturity of the Note until December 31, 2023.

Allocation of Profits and Losses – Profits or losses from operations of the Company are allocated to the members of GKIH in their ownership percentages. Gains and losses from the sale, exchange, or other disposition of Company property are allocated to the members of GKIH in their ownership percentages.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant material intercompany accounts and transactions have been eliminated in the consolidation.

Basis of Accounting – The Company maintains its accounting records and prepares its consolidated financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Classification of Assets and Liabilities – The financial affairs of the Company generally do not involve a business cycle since the realization of assets and the liquidation of liabilities are usually dependent on the Company’s circumstances. Accordingly, the classification of current assets and current liabilities is not considered appropriate and has been omitted from the consolidated balance sheets.

GK Investment Holdings, LLC

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Estimates – The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments – Our financial instruments consist of cash, funded reserves, short-term trade receivables, notes payable and bonds payable. The carrying values of cash, funded reserves, and short-term receivables approximate their fair value due to their short-term maturities. The carrying value of the notes payable and bonds payable approximates their fair value based on interest rates currently obtainable.

Going Concern Considerations: Upcoming Obligations – Management believes the accompanying consolidated financial statements have been prepared in conformity with U.S. GAAP, which contemplate continuation of the Company as a going concern.

The Company had bonds payable obligations totaling $32,902,000 that were set to mature on September 30, 2022. On September 15, 2022, the Company entered into an Exchange Offer and Consent (the “Exchange”) solicitation and vote with the current bond holders in order to extend the maturity date of the Bonds. The Company needed a participation rate of at least 75% and achieved 80% participation in the Exchange offering. The Company issued a new bond series dated October 1, 2022 at an interest rate of 7.5% to those participating in the Exchange. The new bonds have a maturity date of September 30, 2025.

The remaining 20% of bond holders who did not participate were redeemed on September 30, 2022. The proceeds for the redemption were generated from available cash flow from i) the principal reduction and accrued interest payment of the Ridgmar note, and ii) available cash flow from the rental properties.

Management is also in the process of liquidating the remaining rental property in order to redeem, a portion or all, of the new bonds prior to the new maturity on September 30, 2025, as well as to repay the Company’s outstanding notes payable (see Note 6 for further discussion). Although management is in the process of liquidating the Company’s remaining rental properties, these items have not met the requirements of assets held for sale or discontinued operations in accordance with Accounting Standards Codification (“ASC”) 360-10, Property, Plant and Equipment as of December 31, 2022 and 2021, respectively.

Cash and Restricted Cash- The Company maintains cash and restricted cash balances in federally insured financial institutions that, from time to time, exceed the Federal Deposit Insurance Corporation (“FDIC”) limits. The Company believes that they are not exposed to any significant credit risk on its cash and restricted cash. Restricted cash consists of tenant improvement/lease commission reserves and bond service reserves. As of December 31, 2022 and 2021, the Company had cash balances that exceeded the FDIC limits by an aggregate of $1,438,866 and $5,241,572, respectively.

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Restricted Cash – Funded Reserves – Funded reserves consist of (a) funds required to be maintained under the terms of the various loan agreements, which reserves have been pledged as additional collateral for those loans requiring funds to be reserved and (b) bond service reserve to be maintained under the bond indenture agreement at the bond trustee’s financial institution.

Revenues from Rental Properties - Revenues from rental properties are comprised of minimum base rent, percentage rent, lease termination fee income, amortization of above-market and below-market rent adjustments and straight-line rent adjustments. These leases may contain extension and termination options that are predominantly at the discretion of the tenant, provided certain conditions are satisfied.

•	Base rental revenues from rental properties are recognized on a straight-line basis over the terms of the related leases. The difference between cash received and straight-line revenue is recorded as deferred rent receivable on the accompanying consolidated balance sheets.

•	Certain of these leases also provide for percentage rents based upon the level of sales achieved by the lessee. We recognize this variable lease consideration only when each tenant’s sales exceed the applicable sales threshold.

•	We amortize any tenant inducements as a reduction of revenue utilizing the straight-line method over the term of the related lease or occupancy term of the tenant, if shorter.

•	Rental income may also include payments received in connection with lease termination agreements. Lease termination fee income is recognized when the lessee provides consideration in order to terminate a lease agreement in place.

•	Upon acquisition of real estate operating properties, the Company estimates the fair value of identified intangible assets and liabilities (including above-market and below-market leases, where applicable). The capitalized above-market or below-market intangible is amortized or accreted to rental income over the estimated remaining term of the respective leases.

Rental income is recorded for the period of occupancy using the effective monthly rent, which is the average monthly rental during the term of the lease. Accordingly, rental income is recognized ratably over the term of the respective leases, inclusive of leases which provide for scheduled rent increases and rental concessions. The difference between rental revenue earned on a straight-line basis and the cash rent due under the provisions of the lease agreements is recorded as deferred rent receivable on the accompanying consolidated balance sheets. Rents received in advance are deferred until they become due and are recorded as prepaid rent in the accompanying consolidated balance sheets.

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Additionally, during the term of their respective leases, tenants pay either (i) their pro rata share of real estate taxes, insurance, and other operating expenses (as defined in the underlying lease agreement), or (ii) a fixed rate for recoveries. For most of the Company’s leases, the Company receives a fixed payment from the tenant for these reimbursed expenses, which is recognized as revenue on a straight-line basis over the term of the lease. The Company accrues reimbursements from tenants for recoverable portions of all of these expenses as variable lease consideration in the period the applicable expenditures are incurred. The Company recognizes differences between estimated recoveries and the final billed amounts in the subsequent year. These differences were not material in any period presented.

Accounts Receivable Tenants and Allowance for Doubtful Accounts – Tenant receivables are comprised of billed, but uncollected amounts due for monthly rent and other charges required pursuant to existing rental lease agreements. The Company determines an allowance for the uncollectible portion of accrued rents and accounts receivable based upon customer creditworthiness in addition to whether customer balances are expected to be collected. As of December 31, 2022, based on management’s assessment, no allowance for doubtful accounts was considered necessary. As of December 31, 2021, the allowance for doubtful accounts totaled $522,317, the majority of which was related to one tenant, which has since been resolved. There was bad debt expense in the amount of $0 and $508,959 recorded for the years ended December 31, 2022 and 2021, respectively. The company was able to collect $232,406 of the 2021 Tenant receivable associated with the allowance and is included as Miscellaneous income on the accompanying 2022 consolidated statement of operations.

Rental Properties- Acquisitions of rental properties are generally accounted for as acquisitions of a group of assets, with acquisition costs incurred including title, legal, accounting, brokerage commissions and other related costs, being capitalized as part of the cost of the assets acquired, instead of accounted for separately as expenses in the period they are incurred. Land, buildings, and other depreciable assets are recorded at cost unless obtained in a business combination. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

The cost of major additions and betterments are capitalized and repairs and maintenance which do not improve or extend the life of the respective assets are charged to operations as incurred. When property is retired or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any resulting gains or losses are reflected in operations for the period.

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Upon the acquisition of rental properties, the purchase price is allocated to the acquired tangible assets (consisting of land, buildings, and improvements) and acquired intangible assets and liabilities (consisting of above-market and below-market leases, leasing commissions and acquired in-place leases). The amount allocated to tangible assets is determined using the income approach methodology of valuation, which amount is then allocated to land, buildings and improvements based on management’s determination of the relative fair values of the assets, relying in part, upon independent third-party valuation reports. In determining the amount allocated to intangible assets and liabilities, factors are considered by management, which includes an estimate of carrying costs during the expected lease-up periods and estimates of loss rental revenue during the expected lease-up periods based on current market demand. Management also estimates the costs to execute similar leases, including leasing commissions, tenant improvements, legal and other related costs. Transaction costs associated with asset acquisitions are capitalized and included in the purchase price.

Assets Held for Sale – The Company may decide to sell properties that are held for use. The Company records these properties as held for sale when management has committed to a plan to sell the assets, actively seeks a buyer for the assets, and the consummation of the sale is considered probable and is expected within one year. Properties classified as held for sale are reported at the lower of their carrying value or their fair value, less estimated costs to sell. If the carrying value exceeds the fair value, less estimated costs to sell, an impaired charge is recognized. The Company utilized a third-party valuation service to determine the fair value of properties classified as held for sale. The valuation service provider determined fair value based on the three-level valuation hierarchy for fair value measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; and inputs other than quoted prices. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Based on the results of the valuations the Company determined that no impairment charges should be recorded for the years ended December 31, 2022 or 2021.

Lease Intangible Assets and Liabilities – Upon the acquisition of the Rental Properties, the Company recorded above and below-market leases based on the present value (using an interest rate which reflected the risks associated with the leases acquired) of the difference between (a) the contractual amounts to be paid pursuant to the in-place leases and (b) the Company estimates of fair market lease rates for the corresponding in-place leases measured over a period equal to the remaining non-cancelable term of the lease. Management’s determination of the relative fair values of the leases, relied in part, upon independent third-party valuation reports. These assets and liabilities are being amortized or accreted on a straight-line basis over the remaining life of the respective tenant leases and the amortization or accretion is being recorded as an adjustment to rental income, on the accompanying consolidated statements of operations.

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Upon the acquisition of the Rental Properties, the Company estimated the value of acquired leasing commissions as the costs the Company would have incurred to lease the Rental Properties to its occupancy level at the date each Rental Property was acquired. Such estimate, which is included in lease intangibles on the accompanying consolidated balance sheets, includes the fair value of leasing commissions, legal costs and other third-party costs that would be incurred to lease the Rental Properties to the level at the date of the acquisition. Such costs are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Additionally, the Company estimated the value of acquired in-place lease costs as the costs the Company would have incurred to lease the Rental Properties to its occupancy level at the date of acquisition by evaluating the period over which such occupancy level would be achieved and included an estimate of the net operating costs incurred during lease up. In-place lease costs, which are included in lease intangibles on the accompanying consolidated balance sheets, are being amortized on a straight-line basis over the remaining life of the respective tenant leases and the amortization is being recorded in depreciation and amortization expense on the accompanying consolidated statements of operations.

Impairment of Assets - The Company reviews the recoverability of long-lived assets including buildings, equipment, and other intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on the ability to recover the carrying value of the asset from the expected future pretax cash flows (undiscounted and without interest charges) of the related operations. If these cash flows are less than the carrying value of such assets, an impairment loss is recognized for the difference between the estimated fair value and the carrying value. The measurement of impairment requires management to make estimates of these cash flows related to long lived assets, as well as other fair value determinations. The Company does not believe that there are any events or circumstances indicating impairment of its investments in the rental properties and related long lived assets as of December 31, 2022 and 2021.

Debt Issuance Costs and Debt Discounts – Debt issuance costs represent fees and other third-party costs associated with obtaining financing for the Rental Properties. These costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the respective agreements. Debt issuance costs are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the notes payable. Unamortized costs are expensed when the associated notes payable are refinanced or repaid before maturity. Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Bond Issuance Costs and Bond Discounts – Bond issuance costs represent underwriting compensation and offering costs and expenses associated with selling the bonds. Bond discounts are a volume-weighted discount (three to five percent) dependent on how many bonds are purchased. Both of these costs are amortized on a straight-line basis, which approximates the effective interest method, over the term of the bonds. Bond issuance and bond discount costs are presented on the consolidated balance sheets as a direct reduction from the carrying amount of the bond liability. Unamortized bond issue and bond discount costs will be expensed if the bonds are repaid before maturity (September 30, 2025). Amortization expense is included in interest expense on the accompanying consolidated statements of operations.

Deferred Leasing Costs – Deferred leasing costs represent leasing commissions, legal fees and other third-party costs associated with obtaining tenants for the rental properties. These costs are amortized on a straight-line basis over the terms of the respective leases. Amortization expense is included in depreciation and amortization expense on the accompanying consolidated statements of operations.

Income Taxes- The Company’s wholly owned subsidiaries are treated as disregarded entities and are treated as a component of GKIH for federal income tax reporting purposes. GKIH is treated as a partnership for federal income tax purposes and consequently, federal income taxes are not payable or provided for by the Company. Members of GKIH are taxed individually on their pro-rata ownership share of the Company’s earnings.

U.S. GAAP basis of accounting requires management to evaluate tax positions taken by the Company and to disclose a tax liability (or asset) if the Company has taken uncertain positions that more than likely than not would not be sustained upon examination by the Internal Revenue Service or other tax authorities. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2022 and 2021, there were no uncertain tax positions taken or expected to be taken that would require disclosure in the consolidated financial statements.

Reporting Standards and Disclosure Requirements – The Company has adopted reporting standards and disclosure requirements as a “smaller reporting company” as defined in Rule 405 of the Securities Act, Rule 12b-2 of the Securities Exchange Act of 1934 and item 10(f) of Regulation S-K, as amended. These rules provide scaled disclosure accommodations, the purpose of which is to provide general regulatory relief to qualifying entities.

For each of the accounting pronouncements that affect the Company, the Company has elected plans to elect to follow the rule that allows companies engaging in an initial Regulation A offering to follow private company implementation dates.

GK Investment Holdings, LLC

Note 1 - Organization and Summary of Significant Accounting Policies (continued)

Upcoming Accounting Pronouncements: In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments – Credit Losses (Topic 326) and subsequently related amendments (ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10 and ASU 2019-11). This guidance replaces the existing incurred loss impairment guidance and establishes a single allowance framework for financial assets carried at amortized cost based on expected credit losses. The estimate of expected credit losses requires the incorporation of historical information, current conditions, and reasonable and supportable forecasts. This ASU will be effective for the year ending December 31, 2023. The Company is currently evaluating the effect the adoption of this ASU will have on the consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The London Interbank Offered Rate (LIBOR), which is widely used as a reference interest rate in debt agreements and other contracts, was effectively discontinued for new contracts as of December 31, 2021, and its publication for existing contracts is scheduled to be discontinued by June 30, 2023. Financial market regulators in certain jurisdictions throughout the world undertook reference rate reform initiatives to guide the transition and modification of debt agreements and other contracts that are based on LIBOR to the successor reference rate that will replace it. ASU 2020-04 was issued to provide companies that are impacted by these changes with the opportunity to elect certain expedients and exceptions that are intended to ease the potential burden of accounting for or recognizing the effects of reference rate reform on financial reporting.  Under ASU 2020-04, companies may generally elect to make use of the expedients and exceptions provided therein for any reference rate contract modifications that Reference Rate Reform (Topic 848):  Deferral of the Sunset of Topic 848, to extend that timeline from December 31, 2022 to December 31, 2024.  The Company is currently evaluating the effect the adoption of this ASU will have on the consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

GK Investment Holdings, LLC

Note 2 - Rental Properties and Assets Held for Sale

Rental properties and depreciable lives (excluding amounts associated with assets held for sale) are summarized as follows:

	Depreciable Life - Years	2022	2021
Land	-	$13,744,532	$15,054,240
Land Improvements	10	2,302,497	2,330,176
Building and improvements	35 - 40	31,899,557	32,030,941
Tenant Improvements	(a)	1,174,565	1,174,565
Construction in Progress	-	3,250	154,326
Total cost		49,124,401	50,744,248

Accumulated depreciation		6,986,774	5,849,403

Net rental properties		$42,137,627	$44,894,845

(a) Depreciated over the lesser of the lease term or economic life.

Total depreciation charged to operations amounted to $1,190,059 and $1,231,710 for the years ended December 31, 2022 and 2021, respectively.

As of December 31, 2022, management determined that a portion of the LM Development rental land property met the appropriate criteria to be classified on the consolidated balance sheet as “held for sale” as management was in active marketing and in discussions with a potential buyer of the property. At that point, depreciation and amortization ceased. Subsequent to year end, the portion of the LM Development rental land property was sold on February 16, 2023.

GK Investment Holdings, LLC

Note 2 - Rental Properties and Assets Held for Sale (continued)

As of December 31, 2022 and 2021, assets held for sale and associated liabilities, consisted of the following:

	2022	2021
Rental property, net	$103,062	$2,911,912
Deferred leasing costs - Net	-	169,871
Lease intangibles - Net	-	242

Total assets held for sale	$103,062	$3,082,025

Notes payable - Net	$-	$6,641,327

Total liabilities associated with assets held for sale	$-	$6,641,327

Note 3 – Deferred Leasing Costs

Deferred leasing costs (excluding amounts associated with assets held for sale) are summarized as follows:

	Basis of Amortization	2022	2021
Lease commissions	Lease terms	$1,066,205	$992,431

Accumulated amortization		617,299	534,724

Deferred leasing costs - net		$448,906	$457,707

Total amortization expense charged to operations amounted to $175,967 and $242,167 for the years ended December 31, 2022 and 2021, respectively.

GK Investment Holdings, LLC

Note 3 – Deferred Leasing Costs (continued)

Future years amortization for Deferred Leasing Costs (excluding amortization associated with assets held for sale) is as follows:

Years Ending December 31
2023	166,905
2024	131,479
2025	35,165
2026	25,845
2027	20,199
Thereafter	69,313
Total	$448,906

Note 4 - Lease Intangibles

Lease intangible assets (excluding amounts associated with assets held for sale) are summarized as follows:

	2022	2021
Above-market leases	$513,704	$513,705
In-place leases	2,293,439	2,416,496
	2,807,143	2,930,201

Accumulated amortization
Above-market leases	326,090	223,350
In-place leases	1,508,647	1,255,315
	1,834,737	1,478,665

Lease intangible assets - net	$972,406	$1,451,536

GK Investment Holdings, LLC

Note 4 – Lease Intangibles (continued)

Total amortization expense attributable to Above-market leases, which is recorded as a reduction in Fixed lease income, amounted to $102,741 and $89,340 for the years ended December 31, 2022 and 2021, respectively.

Total amortization expense, attributable to In-place leases amounted to $376,389 and $284,043 for the years ended December 31, 2022 and 2021, respectively. The Company wrote-off fully amortized In-place leases and related accumulated amortization in the amount of $123,057 and $624,577 for the years ended December 31, 2022 and 2021, respectively.

Such amounts are included in depreciation and amortization on the accompanying statements of operations.

Future amortization for lease intangible assets (excluding amortization associated with assets held for sale) is as follows:

Years Ending December 31	In-place leases	Above- market leases	Total
2023	$365,833	$102,741	$468,574
2024	313,089	84,873	397,962
2025	36,744	-	36,744
2026	35,283	-	35,283
2027	33,843	-	33,843
Thereafter	-	-	-
Total	$784,792	$187,614	$972,406

Lease intangible liabilities (excluding amounts associated with assets held for sale) consisted of:

	2022	2021
Below-market leases	$1,494,285	$1,760,766

Accumulated accretion	908,536	1,047,366

Lease intangible liabilities - net	$585,749	$713,400

GK Investment Holdings, LLC

Note 4 - Lease Intangibles (continued)

Total accretion expense of Below-market leases, reported as an increase in fixed lease income, amounted to $127,651 and $138,131 for the years ended December 31, 2022 and 2021, respectively.

Future accretion income for lease intangible liabilities (excluding accretion associated with assets held for sale) is as follows:

Years Ending December 31	Total
2023	$124,296
2024	124,296
2025	114,310
2026	113,745
2027	109,102
Thereafter	-
Total	$585,749

Note 5 – Restricted Cash - Funded Reserves

Funded reserves are as follows:

Lake Mead Partners, LLC (“LM Partners”)

Tenant improvement reserves: These reserves are required as a condition precedent of the Nevada State Bank mortgage loan payable by LM Partners. On acquisition, an account was established to fund future leasing commissions and tenant improvements. The funds are released from escrow once approved by the lender. LM Partners is required to fund a monthly amount of $2,647 to this reserve account and the funded reserves have been pledged as additional collateral for the Nevada State Bank mortgage loan. In addition, Nevada State Bank required an additional $500,000 deposit be made into the reserve for future funding of a tenant improvement allowance for a major tenant.

GK Investment Holdings, LLC:

Bond cash coverage reserve: This reserve is required pursuant to the Bond Indenture Agreement, which requires that 120% of three months bond interest payments be placed into a reserve account held by the bond trustee.

GK Investment Holdings, LLC

Note 5 – Restricted Cash - Funded Reserves (continued)

Lake Mead Development, LLC (“LM Development”):

Sale proceeds contingency holdback: This amount was held back by the title company from the sale of a portion of LM Development on September 28, 2022, as a requirement to satisfy a potential contingency with the purchaser. Subsequent to the year end December 31, 2022, the contingent requirement was met and the title company released the held back proceeds to LM Development on February 1, 2023.

Restricted cash - funded reserves consisted of:

	2022	2021
Tenant improvement/lease commission reserves	$543,011	$10,590
Bond cash coverage reserve	683,599	683,599
Sale proceeds - contingency holdback	250,000	-

	$1,476,610	$694,189

Note 6 - Notes Payable

Notes payable consisted of:

Lake Mead Partners, LLC (“LM Partners”)

Nevada State Bank

Concurrent with the acquisition of the rental property, LM Partners entered into a loan agreement with Nevada State Bank in the maximum amount of $30,000,000 of which $29,500,000 (“NP 1”) was funded on the acquisition of the rental property and the unfunded balance of $500,000 (“NP 2”) was funded into the tenant improvement reserve, to be used to fund leasing commissions and tenant improvements approved by the lender. NP 1 and NP 2 are collectively referred herein as (the “Notes”).

NP 1 bears interest at 4.00% per annum and, effective April 2017, is payable in monthly principal and interest payments of $141,914.

NP 2 bears interest at 4.00% per annum and is payable in monthly interest only payments through November 12, 2017 and thereafter, in monthly principal and interest payments of $2,789.

GK Investment Holdings, LLC

Note 6 - Notes Payable (continued)

The Notes mature on November 12, 2025, at which time the outstanding principal balance is due. The Notes are secured by the rental property and a $9,166,513 guarantee by GK Development, Inc. The Notes may be entirely prepaid subject to a prepayment penalty equal to 1% of the amount prepaid during the first five years of the term of the loan (i.e., November 12, 2020). Thereafter, the Notes can be prepaid without a prepayment penalty. In addition, the Notes are subject to certain financial covenant measurements. The Company was in compliance with the covenants for the years ending December 31, 2022 and 2021.

On May 7, 2020, the lender agreed to defer, but not waive or forgive, all principal payments for the months of April, May, and June 2020 in the total amount of $185,972. During the deferral period, the Company continued to make interest payments on the loan, and the deferred principal continued to accrue interest. In addition, the Company could not make any member distributions until the deferred balance is paid in full, and a debt service coverage ratio of 1.25 to 1.0 is reached. Subsequent to year end, the Company paid back in full the total deferred principal on March 12, 2021.

On January 21, 2022, the Company sold the first portion of rental property and paid down $3,679,210 of NP1 to Nevada State Bank.

On February 10, 2022, the Company sold the second portion of rental property and paid down $2,558,333 of NP1 and paid off $441,667 to extinguish NP2 with Nevada State Bank

Concurrent with the reduction on NP1 with Nevada State Bank, the monthly principal and interest mortgage payments were reduced from $141,914 to $88,387.

Lake Mead Development, LLC (“LM Development”)

Barrington Bank & Trust Co., N.A.

Concurrent with the acquisition of the rental property by LM Development, LM Development entered into a mortgage loan agreement with Barrington Bank & Trust Co., N.A. in the original amount of $2,700,000. The loan bears interest at LIBOR plus a margin of 2.75%, for an effective interest rate of 3.03% and 2.87% per annum at December 31, 2021 and 2020, respectively. Fixed monthly principal payments of $8,014 are required plus interest, through maturity. The loan was previously scheduled to mature on November 12, 2017, however a loan modification agreement was entered into extending the loan to November 12, 2022. On April 21, 2022, the Company entered into a 3rd Loan Modification Agreement, which extended the maturity to November 12, 2023, with the option to further extend the maturity date to November 12, 2025, upon certain conditions being met. The conditions are administrative in nature, and the Company anticipates meeting the terms and extending the maturity date of the note to November 12, 2025. Under the 3rd Loan Modification Agreement, the interest rate was modified to an annual interest rate of SOFR + 2.75%.

GK Investment Holdings, LLC

Note 6 - Notes Payable (continued)

On March 2, 2021, the Company restructured the mortgage loan agreement with the lender and borrowed an additional $1,000,000 in loan proceeds. The company incurred additional debt issuance costs of $16,935 from Barrington Bank & Trust. Net proceeds of $983,035 were received into the LM Development bank account on March 2, 2021. The company incurred an additional $42,788 of additional debt issuance costs to secure this debt. Total additional debt issuance costs incurred were $59,723.

On December 23, 2021, the Company paid down $950,000 from the sale of a portion of the LM Development rental property.

On September 28, 2022, the Company paid down $400,000 from the sale of a portion of the LM Development rental property.

The loan is secured by the rental property and a personal guarantee by a member of GKIH. The loan may be entirely prepaid without a prepayment penalty. In addition, the mortgage loan payable is subject to certain financial covenant measurements. The Company was not in compliance with the covenants as of December 31, 2022; however, the Company obtained a waiver from Barrington Bank & Trust for noncompliance. The Company was in compliance with the covenants as of December 31, 2021.

GK Clearwater LA Fitness, LLC (“Clearwater”)

KeyBank

Concurrent with the acquisition of the rental property by Clearwater, Clearwater, along with an affiliated company of the Manager, entered into a loan agreement with KeyBank in the maximum amount of $12,902,000 of which $9,302,142 was used to fund the acquisition of the rental property.

The loan bears interest at the adjusted daily LIBOR plus a margin of 2.25%, as defined. Payments of interest only are due through July 10, 2020, at which time monthly principal payments of $16,393 plus interest were due.

GK Investment Holdings, LLC

Note 6 - Notes Payable (continued)

On May 1, 2020, the lender agreed to defer, but not waive or forgive, all interest and principal payments during the period commencing on May 1, 2020 and continuing up to and including July 31, 2020. On December 31, the accrued interest for the deferral period was added to the principal balance of the note.

On December 21, 2021, the Company paid down $2,285,697 of the principal. New monthly principal payments of $11,664 plus interest are due through the maturity date, at which time all unpaid principal and interest is due. The loan was previously scheduled to mature on July 9, 2022, however, a loan amendment was entered into extending the maturity to October 9, 2023. The interest rate was modified to an annual interest rate of SOFR + 2.50% The loan is secured by the rental property of Clearwater, as well as the rental property acquired by the affiliated company of the Manager, and a limited recourse guarantee of an individual related to the Manager. In addition, the loan is subject to certain financial covenant measurements. The Company was in compliance with the covenants for the years ending December 31, 2022 and 2021.

GK Clearwater Retail LLC

On December 21, 2021, Clearwater entered into a promissory note agreement with an affiliated company GK Clearwater Retail LLC in the original amount of $2,285,697. The loan bears interest at 9.00%. The note is interest only through maturity of the loan at which time a balloon payment is due on December 21, 2022. On September 14, 2022, the Company extended the note under the same terms with the maturity extended to December 31, 2023.

GK Secured Income V LLC

On November 1, 2022, LM Partners entered into a promissory note agreement with an affiliated company GK Secured Income V LLC in the original amount of $500,000. The loan bears interest at 8.00%. Monthly mortgage principal and interest payments are $3,985, based on a 25-year amortization period, through maturity of the loan on December 31, 2025.

GK Investment Holdings, LLC

Note 6 - Notes Payable (continued)

Notes payable are summarized as follows:

	2022	2021
Nevada State Bank (NP 1)	$15,793,914	$22,474,621
Nevada State Bank (NP 2)	-	441,663
Barrington Bank & Trust Co. N.A.	1,830,664	2,326,832
KeyBank	6,571,287	6,800,412
GK Clearwater Retail, LLC	2,285,697	2,285,697
GK Secured Income V, LLC	499,438	-

Total Notes payable, including assets held for sale	26,981,000	34,329,225
Less: Notes payable on assets held for sale	-	(6,679,210)
Total Notes payable	$26,981,000	$27,650,015

	Basis of Amortization	2022	2021
Debt issuance costs	Straight-line over loan terms	$1,147,640	$1,220,042

Less: Accumulated amortization		913,561	824,319

Debt issuance costs, including assets held for sale - net		234,079	395,723
Less: debt issuance costs on assets held for sale - net		-	37,883
Total debt issuance costs - net		$234,079	$357,840

Notes payable - Net		$26,746,921	$27,292,175

GK Investment Holdings, LLC

Note 6 – Notes Payable (continued)

Total amortization expense of debt issuance costs charged to operations amounted to $144,375 and $213,996 for the years ended December 31, 2022 and 2021, respectively. Such amounts have been included in interest expense on the accompanying consolidated statements of operations. The Company incurred and paid debt issuance costs of $21,870 and $59,723 for the years ended December 31, 2022 and 2021, respectively.

Interest expense for the years ending December 31, 2022 and 2021 was $1,263,474 and $1,265,525, respectively, of which $112,724 and $72,854 was incurred but not paid as of the years ending December 31, 2022 and 2021, respectively.

Future minimum principal payments are as follows:

Years Ending December 31	Total
2023	$11,122,159
2024	452,741
2025	15,406,100
2026	-
2027	-
Total	$26,981,000

The Company has considered their short-term (one year or less) liquidity needs in relation to the adequacy of their estimated future cash flows from operating activities and other expected financing sources to meet these needs. They have considered their scheduled notes payable      maturity in 2023 as discussed above. The Company expects to meet these short-term liquidity  requirements, including the maturing of various note payable borrowing arrangements, through a combination of the following:

- available cash, cash equivalents and restricted cash;

- cash flows from operating activities

- refinancing of maturity debt;

- intended sale of remaining rental properties, as previously discussed.

Management is currently working with lenders to refinance the loans noted above. The loans are expected to have customary interest rates similar to current loans. They are subject to formal lender commitment, definitive documentation and customary conditions.

GK Investment Holdings, LLC

Note 7 – Bonds Payable

The Company had originally offered 7% unsecured bonds at a purchase price of $1,000 per bond. The bonds, which bear interest at a fixed rate of 7% per annum, will mature on September 30, 2022, see below for further discussion. The bonds are issued under an Indenture Trust Agreement with UMB Bank as the trustee.

Prepayment penalties for calling the original bonds early are as follows: (a) 1.02 times the price to the public ($1,000 per bond) if redeemed on or before September 30, 2019; (b) 1.0015 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2019 but on or before September 30, 2020; and (b) 1.001 times the price to the public ($1,000 per bond) if redeemed on or after September 30, 2020 but on or before September 30, 2021. See Note 9 for specific amounts payable to GK Development, Inc., a related party, as sponsor of the bonds.

On January 15, 2019, the Company adopted a “Bond Redemption Plan” which consists of 1) optional bond redemption and 2) death and disability redemption. For both redemption options, the bondholder must provide written notice and must request redemption of at least 50% of their bond holdings. Once a redemption request has been made, the Company has 120 days to redeem the bonds. In the event of an optional redemption, the price per bond is equal to $850 plus any accrued but unpaid interest.

In the event of a death and disability redemption, and if the redemption is being made from the original purchaser of the bonds, the price per bond is equal to the price paid per bond; for all other persons seeking redemption, the price per bond is equal to $1,000. Both redemption options are subject to a redemption period of three calendar months. During the redemption periods, only 3.75% and 1.25% of the aggregate principal amounts of bonds outstanding can be redeemed for the optional redemption and death and disability redemption, respectively. For both redemption options, cash available for the redemptions is limited to available cash flows from operations or proceeds from the sale of assets.

On September 30, 2019, the Company terminated the offering and as of such date of termination, had sold $33,421,000 of bonds.

On September 15, 2022, the Company entered into an Exchange Offer and Consent (the “Exchange”) solicitation and vote with the current bond holders in order to extend the maturity date of the Bonds. The Company needed a participation rate of at least 75% and achieved 80% participation in the Exchange offering. The Company issued a new bond series dated October 1, 2022 at an interest rate of 7.5% to those participating in the Exchange. The new bonds will have a maturity date of September 30, 2025. The new bonds have no prepayment penalty.

The remaining 20% of bond holders who did not participate were redeemed on September 30, 2022. The funds for the redemption were generated from available cash flow from i) a principal reduction and deferred interest paid on the Ridgmar note, and ii) available cash flow from the rental properties from sales as discussed above and from operating cash flow.

GK Investment Holdings, LLC

Note 7 – Bonds Payable (continued)

As of December 31, 2022 and 2021, the Company had redeemed $7,199,450 and $519,000, respectively, of outstanding bonds.

The Indenture Trust Agreement places certain financial covenants on the Company. Beside the Bond cash coverage reserve being met (Note 5 – Restricted Cash – Funded Reserves), the Company must also maintain an Equity-Bond Ratio whereas the property equity values must be at or greater than 70% of the outstanding Bonds payable. The Company was in compliance with the covenants for the year ending December 31, 2022 and 2021, respectively.

Bonds payable are summarized as follows:

	2022	2021
Bonds Payable	$26,221,550	$32,902,000

	Basis of Amortization
Bond issuance costs	Straight-line over bond terms	$3,247,796	$3,182,377
Bond discount		1,031,080	1,031,080
Subtotal		4,278,876	4,213,457

Less: Accumulated amortization		4,218,909	3,307,992

Deferred bond issuance costs - net		59,967	905,465

Bonds payable - net		$26,161,583	$31,996,535

Total amortization expense of bond issuance costs and bond discount charged to operations amounted to $910,917 and $1,013,917 for the years ended December 31, 2022 and 2021, respectively. Such amounts have been included in interest expense on the accompanying consolidated statements of operations. Bond interest expense for the years ending December 31, 2022 and 2021 was $2,219,307 and $2,309,564, respectively, of which $86,208 and $100,960 was incurred but not paid as of the years ending December 31, 2022 and 2021, respectively.

GK Investment Holdings, LLC

Note 8 - Operating Leases

The Rental Properties have entered into leases with tenants which are classified as operating leases.

Lease income under operating leases includes fixed minimum consideration and fixed CAM reimbursements which are accrued on a straight-line basis over the terms of the leases. Variable lease income includes consideration based on sales, as well as reimbursements for real estate taxes, utilities, marketing, and certain other items.

	2022	2021
Fixed lease income	$3,923,132	$4,645,166
Variable lease income	678,386	815,204
Total lease revenues	$4,601,518	$5,460,370

Approximate minimum base rentals to be received under these operating leases are as follows:

Years Ending December 31	Total
2023	$3,852,000
2024	3,383,000
2025	1,428,000
2026	868,000
2027	740,000
Thereafter	140,000
Total	$10,411,000

Several leases contain provisions for the tenants to pay additional rent to cover a portion of the Property's real estate taxes and defined operating expenses.

GK Investment Holdings, LLC

Note 8 - Operating Leases (continued)

Lake Mead Partners, LLC

As of December 31, 2022 and 2021, four tenants currently occupy 77.95% and 66.49% of the portion of the retail power center owned by LM Partners, representing approximately 21.12% and 30.74%,respectively, of the future minimum base rental revenue of the Company under leases expiring on various dates between 2023 and 2025. These same tenants account for 35.44% and 31.37% of the base minimum rents of the Company for the years ended December 31, 2022 and 2021, respectively.

Lake Mead Development, LLC

As of both December 31, 2022 and 2021, one tenant currently occupies 100.00% of the portion of the power center owned by LM Development, representing approximately 17.26% and 3.96%, respectively, of the future minimum base rental revenue of the Company under lease expiring in 2028. This same tenant accounts for 8.84% and 6.80% of the base minimum rents of the Company for the years ended December 31, 2022 and 2021, respectively.

GK Clearwater LA Fitness, LLC

As of both December 31, 2022 and 2021, one tenant currently occupies 100% of the portion of the retail center owned by Clearwater, representing approximately 31.79% and 43.71%, respectively, of the future minimum base rental revenue of the Company under a lease expiring in 2025. This same tenant accounts for 38.68% and 29.76% of the base minimum rents of the Company for the years ended December 31, 2022 and 2021, respectively.

Note 9 - Related Party Transactions

The Rental Properties are managed by GK Development, Inc., an affiliate of one of the members of GKIH, under management agreements that provide for property management fees equal to 3% of gross monthly revenue collected for Lake Mead Crossings and 5% of gross monthly revenue collected for Clearwater). In addition to these management services, GK Development, Inc. also provides services relating to the acquisition and disposition of real estate property and tenant leasing.

GK Development, Inc. is responsible for promoting the sale of the bonds and is entitled to receive a fee equal to 1.88% of the $50,000,000 gross bond proceeds received up to $940,000. In addition, GK Development is entitled to receive a reimbursement of organization and offering expenses equal to 0.55% of the $50,000,000 gross bond proceeds received up to $275,000 and a reimbursement of Blue-Sky filing fees equal to 0.15% of the $50,000,000 gross bond proceeds received up to $75,000. In the aggregate, GK Development, Inc. is entitled to receive 2.58% of the gross bond proceeds received.

GK Investment Holdings, LLC

Note 9 - Related Party Transactions (continued)

With respect to related parties, amounts incurred consisted of the following:

	2022	2021
Management fees (3% or 5% of gross collections)	$194,368	$197,630
Disposition Fee (2% of the sale price)	208,300	80,000
Leasing commissions - capitalized	167,166	77,824
Reimbursed expenses	104,087	87,853

	$673,921	$443,307

As of December 31, 2022 and 2021, $16,036 and $31,755, respectively, was owed to GK Development, Inc., and is included in other liabilities on the accompanying consolidated balance sheets, related to management fees and reimbursements due to GK Development, Inc.

GK Investment Holdings, LLC

Note 10 – Asset Disposition of Rental Property

On January 21, 2022, the Company, through LM Partners sold the first portion of rental property for $4,215,000, paid closing costs of $344,407 and paid down $3,679,210 of NP1 to Nevada State Bank (see Footnote 6). The Company received net proceeds from this sale of $191,383. The company realized a gain on disposition of this portion of the property of $2,323,329.

The following table summarizes the net sale proceeds received by the Company at the date of disposition:

Gross Proceeds from Sale	$4,215,000
less:
Note payable extinguished	3,679,210
Closing costs associated with the extinguishment of debt	24,640
Closing costs associated with disposal of rental property	313,380
Closing prorations associated with tenant security deposits	-
Closing prorations associated with other tenant amounts	6,387
Net Sale Proceeds from Disposition of Rental Property	$191,383

The following table summarizes the gain the Company recognized on the disposition:

Cash Consideration	$4,215,000
less:
Closing costs associated with the extinguishment of debt	24,640
Closing costs associated with disposal of rental property	313,380
Rental property, Net	1,406,960
Deferred leasing costs, Net	128,386
Lease Intangibles, Net	-
Debt issuance costs, Net	18,305
Gain recognized on Disposition of Rental Property	$2,323,329

GK Investment Holdings, LLC

Note 10 – Asset Disposition of Rental Property (continued)

On February 10, 2022, the Company, through LM Partners sold the second portion of rental property for $3,700,000, paid closing costs of $307,950 and paid down $2,558,333 of NP1 and paid off $441,667 to extinguish NP2 with Nevada State Bank (see Footnote 6). The Company received net proceeds from this sale of $392,050. The company realized a gain on disposition of this portion of the property of $1,849,693.

The following table summarizes the net sale proceeds received by the Company at the date of disposition:

Gross Proceeds from Sale	$3,700,000
less:
Note payable extinguished	3,000,000
Closing costs associated with the extinguishment of debt	9,531
Closing costs associated with disposal of rental property	274,520
Closing prorations associated with tenant security deposits	11,886
Closing prorations associated with other tenant amounts	12,013
Net Sale Proceeds from Disposition of Rental Property	$392,050

The following table summarizes the gain the Company recognized on the disposition:

Cash Consideration	$3,700,000
less:
Closing costs associated with the extinguishment of debt	9,531
Closing costs associated with disposal of rental property	274,520
Rental property, Net	1,504,952
Deferred leasing costs, Net	41,485
Lease Intangibles, Net	241
Debt issuance costs, Net	19,578
Gain recognized on Disposition of Rental Property	$1,849,693

GK Investment Holdings, LLC

Note 10 – Asset Disposition of Rental Property (continued)

On April 6, 2022, the Company, through LM Development contributed a third portion of the rental property with a fair market value of $2,000,000, to an affiliated entity, Lake Mead Self-Storage, LLC for a corresponding equity ownership in Lake Mead Self-Storage valued at $2,000,000. The Company paid no closing costs and did not pay down any debt to Barrington Bank (see Footnote 6). The Company received net proceeds from this contribution of $2,000,000. The company realized a gain on disposition of this portion of the property of $1,223,961.

The following table summarizes the net sale proceeds received by the Company at the date of disposition:

Gross Proceeds from Sale	$2,000,000
less:
Note payable extinguished	-
Closing costs associated with the extinguishment of debt	-
Closing costs associated with disposal of rental property	-
Investment in real estate	2,000,000
Closing prorations associated with other tenant amounts	-
Net Sale Proceeds from Disposition of Rental Property	$-

The following table summarizes the gain the Company recognized on the disposition:

Cash Consideration	$2,000,000
less:
Closing costs associated with the extinguishment of debt	-
Closing costs associated with disposal of rental property	-
Rental property, Net	774,783
Deferred leasing costs, Net	-
Lease Intangibles, Net	-
Debt issuance costs, Net	1,256
Gain recognized on Disposition of Rental Property	$1,223,961

The equity investment in Lake Mead Self-Storage, earns a preferred member interest rate of 8% per annum. On September 28, 2022, the Company assigned its preferred membership interest in Lake Mead Self-Storage to a related party LMSS Developer and received $2,000,000 in consideration.

GK Investment Holdings, LLC

Note 10 – Asset Disposition of Rental Property (continued)

On September 28, 2022, the Company, through LM Development sold the fourth portion of rental property for $2,500,000, paid closing costs of $158,772 and paid down $400,000 with Barrington Bank and Trust (see Footnote 6). The Company received net proceeds from this sale of $1,914,228. The company realized a gain on disposition of this portion of the property of $1,776,989.

The following table summarizes the net sale proceeds received by the Company at the date of disposition:

Gross Proceeds from Sale	$2,500,000
less:
Note payable extinguished	400,000
Closing costs associated with the extinguishment of debt	37,094
Closing costs associated with disposal of rental property	121,678
Closing prorations associated with tenant security deposits	-
Closing prorations associated with other tenant amounts	-
Net Sale Proceeds from Disposition of Rental Property	$1,941,228

The following table summarizes the gain the Company recognized on the disposition:

Cash Consideration	$2,500,000
less:
Closing costs associated with the extinguishment of debt	37,094
Closing costs associated with disposal of rental property	121,678
Rental property, Net	564,239
Deferred leasing costs, Net	-
Lease Intangibles, Net	-
Debt issuance costs, Net	-
Gain recognized on Disposition of Rental Property	$1,776,989

GK Investment Holdings, LLC

Note 10 – Asset Disposition of Rental Property (continued)

On December 6, 2021, the Company, through LM Development, entered into a Purchase and Sale Agreement, to sell a portion of the LM Development rental property. The disposition closed on December 23, 2021 for a gross sales price of $4,000,000. The primary reason for the disposition was to realize the economic benefit of selling a retail building.

The following table summarizes the net sale proceeds received by the Company at the date of disposition:

Gross Proceeds from Sale	$4,000,000
less:
Note payable amount paid off in conjuction with sale	950,000
Closing costs associated with disposal of rental property	303,426
Net Sale Proceeds from Disposition of Rental Property	$2,746,574

The following table summarizes the gain the Company recognized on the disposition:

Cash Consideration	$4,000,000
less:
Closing costs associated with disposal of rental property	303,426
Rental property, Net	1,376,124
Deferred leasing costs, Net	123,872
Lease Intangibles, Net	88,119
Debt issuance costs, Net	47,167
Gain recognized on Disposition of Rental Property	$2,061,292

GK Investment Holdings, LLC

Note 11—Notes receivable

The Company has entered into two notes receivable agreements.

The Company entered into a note receivable agreement (the “Note”) effective July 30, 2021, in favor of GK Preferred Income II (Ridgmar), LLC and 1551 Kingsbury Partners SPE, LLC (“Kingsbury” and, together with GKPI II, the “Borrowers”). Pursuant to the terms of the Note, the Company initially advanced $3,700,000 to the Borrowers for a term of three (3) months, maturing on October 31, 2021. The Note is collateralized by a senior secured participatory mortgage loan on the rental property, Ridgmar Mall. On October 15, 2021, the Borrowers paid $200,000 of the principal balance of the Note and simultaneously extended the maturity of the Note until November 30, 2021. On December 1, 2021, the Borrowers paid $2,500,000 of the principal balance leaving a remaining unpaid principal of $1,000,000 and extended the maturity of the Note until December 31, 2021.

The Note bore interest at 20% per annum, payable 12% monthly and 8% deferred and due upon maturity of the Note. On January 1, 2022, the Company increased the outstanding principal balance of the Note by $100,000 and further extended the maturity of the Note until September 30, 2022. The interest rate was reduced to 8% per annum, with the principal being repaid based on a 25-year amortization rate. On September 28, 2022, the Borrowers paid $390,610 of the principal balance of the Note along with $106,756 of deferred interest and simultaneously extended the maturity of the Note until December 31, 2023.

Interest income for the years ended December 31, 2022 and 2021 is $78,288 and $301,895, respectively, which includes $4,808 and $152,089 of interest receivable as of December 31, 2022 and 2021. The interest receivable as of December 31, 2021, is comprised of $10,333 of current interest, $106,756 of deferred interest and $35,000 of extension fees.

The Lake Mead Self-Storage Note (the “Note 2”) was entered into effective April 6, 2022, in favor of Lake Mead Self-Storage, ( the “Borrower”). Pursuant to the terms of the unsecured Note 2, the Company initially advanced $254,393 to the Borrower for a term of approximately three years and five months, maturing on September 30, 2025. The Borrower can draw up to $1,950,000 in total loan proceeds during the term. The Borrower drew another $1,503,557 for the total amount drawn and due to the Company of $1,757,950.

Note 2 bore interest at 8% per annum, payable 8% deferred and due upon a principal paydown or maturity of the Note.

On September 28, 2022, the Company received $291,022 of the principal balance as a reduction of Note 2 along with $45,416 of deferred accrued interest, which resulted in an ending balance due to the Company of $1,652,118. Lake Mead Self-Storage then assigned its obligation to the Company to a related party, LMSS Developer, LLC (“LMSS Developer”). Interest income on Note 2 for the year ended December 31, 2022 is $133,382.

GK Investment Holdings, LLC

Note 11—Notes receivable (continued)

The Company then converted the Note 2 to a preferred equity position in LMSS Developer. As a result of the conversion to the preferred equity position, the Company now owns 45.24% of LMSS Developer. Because the Company does not have a controlling financial interest in LMSS Developer, the Company has accounted for the investment using the equity method in accordance with ASC 323, Investments - Equity Method and Joint Ventures. This investment is reflected as Investment in Real Estate on the accompanying consolidated balance sheet as of December 31, 2022.

Note 12 —Information about variable interest entities

As described in Note 11, the Company issued a note receivable to GK Preferred Income II (Ridgmar), LLC and 1551 Kingsbury Partners SPE, LLC (“Kingsbury” and, together with GKPI II, the “Ridgmar”) on July 30, 2021. The activities that most significantly impact Ridgmar’s economic performance are from owning and operating real estate. This entity is considered to be a variable interest entity because it does not have sufficient equity to carry out its principal activities without the subordinated financial support provided by the loans from the Company. The Company determined that it is not the primary beneficiary of Ridgmar because it does not have the power through voting or similar rights to direct rental operations of Ridgmar, which represent its most significant activities. The Company does not have equity investments in Ridgmar.

As of December 31, 2022 and 2021, the Company's maximum exposure to loss as a result of its involvement with Ridgmar is approximately $765,000 and $1,428,000, respectively, which represents the outstanding balance of the notes receivable, accrued interest receivable, and estimated future payments per the terms of the notes receivable agreements.

GK Investment Holdings, LLC

Note 12 —Information about variable interest entities (continued)

The following is a summary of the income tax basis financial position and results of operations of Ridgmar as of and for the years ended December 31, 2022 and 2021:

	2022	2021
Total Assets	$17,112,243	$18,076,865

Total Liabilities	$7,602,658	$8,009,053
Total Members' Equity	9,509,585	10,067,822

Total Liabilities and Equity	$17,112,243	$18,076,875

Revenue	$4,370,838	$4,503,850
Expenses	(3,646,466)	(4,064,256)

Net income prior to noncash items	724,372	439,594

Depreciation and Amortization	(487,487)	(1,138,537)

Net income (loss)	$236,885	$(698,943)

Also as described in Note 11, on September 28, 2022, the Company converted a note receivable to a preferred equity position in LMSS Developer. As a result of the conversion to the preferred equity position, the Company now owns 45.24% of LMSS Developer. The activities that most significantly impact LMSS Developer’s economic performance are from owning, developing and operating real estate. This entity is considered to be a variable interest entity because it does not have sufficient equity to carry out its principal activities without the subordinated financial support provided by the loans from the Company. The Company determined that it is not the primary beneficiary of Ridgmar because it does not have the power through voting or similar rights to direct rental operations of Ridgmar, which represent its most significant activities. The Company does have equity investments in LMSS Developer.

GK Investment Holdings, LLC

Note 12 —Information about variable interest entities (continued)

As of December 31, 2022, the Company's maximum exposure to loss as a result of its involvement with LMSS Developer is approximately $1,652,000, which represents the outstanding balance of the preferred equity.

The following is a summary of the income tax basis financial position and results of operations of LMSS Developer as of and for the year ended December 31, 2022:

2022
Total Assets	$3,652,118

Total Liabilities	$-
Total Members' Equity	3,652,118

Total Liabilities and Equity	$3,652,118

Revenue	$-
Expenses	-

Net income prior to noncash items	-

Depreciation and Amortization	-

Net income (loss)	$-

Note 13—Subsequent Events

On June 23, 2022, the Company, through LM Development entered into a Purchase and Sale Agreement, subsequently amended on January 3, 2023, to sell a portion of the rental property. On February 16, 2023, the Company sold this rental property for $740,000, paid closing costs of $49,542 and received net proceeds from this sale of approximately $690,468. The Company realized a gain on disposition of this portion of the Property of approximately $587,406.

The consolidated financial statements and related disclosures include evaluation of events up through and including May 1, 2023, which is the date the consolidated financial statements were available to be issued.

Item 8. Exhibits

Exhibit Number	Exhibit Description
(2)(a)	Certificate of Formation of the Company, incorporated by reference to Exhibit (2)(a) to the Company’s Offering Statement on Form 1-A filed on December 23, 2015.

(2)(b)	Limited Liability Company Agreement of the Company, incorporated by reference to Exhibit (2)(b) to the Company’s First Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on February 18, 2016.

(3)(a)	Indenture between our company and the trustee, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on October 6, 2016.

(3)(b)	First Supplemental Indenture between our company and the trustee, incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 1-U filed on November 22, 2016.

(3)(c)	Form of Unsecured Bond, incorporated by reference to Exhibit (3)(b) to the Company’s Fourth Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on September 22, 2016.

(4)	Subscription Agreement, incorporated by reference to Exhibit (4) to the Company’s Second Pre-Qualification Amendment to its Offering Statement on Form 1-A filed on May 5, 2016.

(6)(a)	Promissory Note by GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Borrowers, in favor of GK Investment Property Holdings II, LLC, as Lender, dated as of July 30, 2021, incorporated by reference to Exhibit 6(e) of the Company’s Form 1-SA filed on September 28, 2021.

(6)(b)	Deed of Trust, Assignment of Leases and Rents and Security Agreement by and among GK Preferred Income II (Ridgmar) SPE, LLC and 1551 Kingsbury Partners SPE, LLC, as Trustors, and Rebecca S. Conrad, as Trustee, for the benefit of GK Investment Property Holdings II, LLC, as Beneficiary, dated as of August 16, 2021, incorporated by reference to Exhibit 6(f) of the Company’s Form 1-SA filed on September 28, 2021.

(6)(c)	Intercreditor Agreement by and among GK Investment Holdings, LLC, GK Investment Property Holdings II, LLC and GK Secured Income V, LLC, dated as of July 30, 2021, incorporated by reference to Exhibit 6(g) of the Company’s Form 1-SA filed on September 28, 2021.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Holdings, LLC, a Delaware limited liability company

	By:	GK Development, Inc., d/b/a GK Real Estate
an Illinois corporation, Manager

Date: May 1, 2023	By:	/s/ Garo Kholamian
	Name:	Garo Kholamian
	Its:	Sole Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following people on behalf of the issuer and in the capacities and on the dates indicated.

Date: May 1, 2023	By:	/s/ Garo Kholamian
	Name:	Garo Kholamian
	Its:	President of our manager (Principal Executive Officer)

Date: May 1, 2023	By:	/s/ Steven P Higdon
	Name:	Steven P. Higdon
	Its:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)